Via EDGAR

December 26, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         Stephen Krikorian, Accounting Branch Chief

Amanda Kim, Staff Accountant

Laura Veator, Staff Accountant

Ivan Griswold, Staff Attorney

Mark P. Shuman, Branch Chief - Legal

RE:                          DTS, Inc.

Form 10-K for the fiscal year ended December 31, 2012

Filed March 18, 2013

Form 10-Q for the period ended September 30, 2013

Filed November 6, 2013

File No. 000-50335

Dear Mr. Krikorian:

This letter is being sent to you in response to comments received from the Staff of the Securities and Exchange Commission (the “Staff”) by letter dated December 17, 2013 with respect to DTS, Inc.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2013. For your convenience, we have repeated each of the Staff’s comments in bold/italic font and set forth our response immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to the Consolidated Financial Statements

Note 11 - Income Taxes, page 85

1.              We note your response to prior comment 5. Please clarify the explanation for the change in the foreign tax rate differential in 2012 as compared to 2011. That is, please clarify the specific changes in your geographic mix that resulted in this change. Further, we note that in future filings of annual reports on Form 10-K you will clarify applicable disclosures to include language similar to the language included in your Form 10-Q for the quarter ended September 30, 2013. Please clarify whether, to the extent these adjustments are material, as defined by Rule 4-08(h)(2) of Regulation S-X, and you have separately disclosed them in your rate reconciliation, you will also include an explanation of the tax arrangements in place with these countries, an explanation for material changes in these adjustments compared to prior years, and disclosures of any expected trends in these adjustments.

In response to the Staff’s comment, the Company respectfully advises the Staff that the numerator of the foreign rate differential (i.e. the difference between the foreign earnings taxed at 35% versus the foreign earnings multiplied by the respective foreign effective tax rates) increased due to the following changes in the geographic mix of foreign rate differentials:

	Years Ended December 31,
(in millions)	2012	2011	Change
Ireland	$(3.8)	$(6.6)	$2.8
British Virgin Islands	(0.1)	1.4	(1.5)
Other	5.5	5.3	0.2
Total	$1.6	$0.1	$1.5

The denominator of the foreign rate differential (i.e. pre-tax book income) decreased due to the following changes in the geographic mix of pre-tax book income:

	Years Ended December 31,
(in millions)	2012	2011	Change
United States	$(22.5)	$7.7	$(30.2)
Ireland	12.0	21.6	(9.6)
China	2.4	3.5	(1.1)
British Virgin Islands	0.2	(4.0)	4.2
Other	(0.3)	1.1	(1.4)
Total	$(8.2)	$29.9	$(38.1)

In future filings, to the extent these adjustments are material, the Company will include an explanation of the tax arrangements in place with these countries, an explanation of material changes in these adjustments compared to prior years and disclosures of any expected trends in these adjustments.

Form 10-Q for the Period Ended September 30, 2013

Critical Accounting Policies and Estimates

Goodwill and Other Intangibles, page 21

2.              We note your disclosure that as a result of revised forecasts and lower than expected historical results in the Phorus reporting unit, you concluded that there were indications of potential impairment of the goodwill and non-amortizing intangibles and you performed an interim impairment test on this reporting unit. To the extent that the fair value of this reporting unit is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

•                  The percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

•                  The degree of uncertainty associated with the key assumptions; and

•                  The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

If you determined that the estimated fair value substantially exceeds the carrying value for your reporting unit, please disclose this determination.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Phorus reporting unit had a negative carrying value, and as such, the Company did not perform step one of the goodwill impairment test, but instead, evaluated whether it was more likely than not that a goodwill impairment existed. Due to revised forecasts and lower than expected historical results for the Phorus reporting unit, the Company concluded that it was more likely than not that a goodwill impairment existed. As such, the Company proceeded to step two of the goodwill impairment test and compared the estimated fair value of the Phorus goodwill to the book value. Based on preliminary test results, the Company determined that the fair value of the Phorus goodwill substantially exceeded the book value, and thus, it determined that there was no goodwill impairment. The impairment analysis is expected to be finalized prior to the filling of the 2013 Annual Report on Form 10-K, and the Company does not expect there to be material changes in the analysis upon finalization. In future filings, as applicable, the Company will clarify in its disclosures that due to the negative carrying value of the Phorus reporting unit, the Company performed a qualitative assessment, and it determined that it was more likely than not that a goodwill impairment existed. Thus, the Company proceeded to step two of the goodwill impairment test.

Company Representations:

As requested by the Staff, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions to me or to Blake Welcher, Executive Vice President and General Counsel. We can be reached at (818) 436-1045.

Sincerely,

/s/ Melvin Flanigan
Melvin Flanigan
Executive Vice President, Finance and Chief Financial Officer

cc:                                Michael Kagnoff, Partner, DLA Piper LLP

Doug McCombs, Partner, Grant Thornton LLP